SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)1

MONEYGRAM INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

60935Y109
(CUSIP Number)

James Westra, Esq. Weil, Gotshal & Manges LLP 100 Federal Street, 34th Floor Boston, Massachusetts 02110 (617) 772-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_______________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock – 60935Y109	(Page 2 of 25)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER*‡ 277,412,946
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 277,412,946
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*‡ 277,412,946
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*†‡ 54.0%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 513,750,695 (which is calculated by adding the number of outstanding shares of Common Stock as of March 1, 2011, 83,620,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (December 21, 2010) (the “Accrual Period” as also defined in Item 3), which is 430,130,173).  See Item 3.
‡ Pursuant to the terms of the Series B Certificate, the holders of Series B Stock shall be entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period (or other applicable date, as the case may be) of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period.  Thus, the voting power of Thomas H. Lee Advisors, LLC would be 430,130,173 votes or 83.7% of the combined voting power of the Series B Stock and Common Stock voting together as a single class.  This Schedule 13D reflects the accrual of dividends, in accordance with the Series B Certificate and the Series B-1 Certificate, from March 25, 2008 through the end of the Accrual Period.  See Item 3 and Item 4.

CUSIP No. Common Stock – 60935Y109	(Page 3 of 25)

13D
1.		NAME OF REPORTING PERSONS THL Equity Advisors VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER*‡ 274,930,822
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 274,930,822
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*‡ 274,930,822
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *†‡ 53.5%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 513,750,695 (which is calculated by adding the number of outstanding shares of Common Stock as of March 1, 2011, 83,620,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (December 21, 2010) (the “Accrual Period” as also defined in Item 3), which is 430,130,173).  See Item 3.
‡  Pursuant to the terms of the Series B Certificate, the holders of Series B Stock shall be entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period (or other applicable date, as the case may be) of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period.  Thus, the voting power of THL Equity Advisors VI, LLC would be 426,281,627 votes or 83.0% of the combined voting power of the Series B Stock and Common Stock voting together as a single class.  This Schedule 13D reflects the accrual of dividends, in accordance with the Series B Certificate and the Series B-1 Certificate, from March 25, 2008 through the end of the Accrual Period.  See Item 3 and Item 4.

CUSIP No. Common Stock – 60935Y109	(Page 4 of 25)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Equity Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER*‡ 155,298,792
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 155,298,792
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*‡ 155,298,792
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *†‡ 30.2%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 513,750,695 (which is calculated by adding the number of outstanding shares of Common Stock as of March 1, 2011, 83,620,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (December 21, 2010) (the “Accrual Period” as also defined in Item 3), which is 430,130,173).  See Item 3.
‡ Pursuant to the terms of the Series B Certificate, the holders of Series B Stock shall be entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period (or other applicable date, as the case may be) of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period.  Thus, the voting power of Thomas H. Lee Equity Fund VI, L.P. would be 240,791,561 votes or 46.9% of the combined voting power of the Series B Stock and Common Stock voting together as a single class.  This Schedule 13D reflects the accrual of dividends, in accordance with the Series B Certificate and the Series B-1 Certificate, from March 25, 2008 through the end of Accrual Period.  See Item 3 and Item 4.

CUSIP No. Common Stock – 60935Y109	(Page 5 of 25)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Parallel Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER*‡ 101,365,144
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 101,365,144
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*‡ 101,365,144
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *†‡ 19.7%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 513,750,695 (which is calculated by adding the number of outstanding shares of Common Stock as of March 1, 2011, 83,620,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (December 21, 2010) (the “Accrual Period” as also defined in Item 3), which is 430,130,173).  See Item 3.
‡ Pursuant to the terms of the Series B Certificate, the holders of Series B Stock shall be entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period (or other applicable date, as the case may be) of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period.  Thus, the voting power of Thomas H. Lee Parallel Fund VI, L.P. would be 157,167,167 votes or 30.6% of the combined voting power of the Series B Stock and Common Stock voting together as a single class.  This Schedule 13D reflects the accrual of dividends, in accordance with the Series B Certificate and the Series B-1 Certificate, from March 25, 2008 through the end of Accrual Period.  See Item 3 and Item 4.

CUSIP No. Common Stock – 60935Y109	(Page 6 of 25)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Parallel (DT) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER*‡ 17,706,456
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 17,706,456
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*‡ 17,706,456
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *†‡ 3.5%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 513,750,695 (which is calculated by adding the number of outstanding shares of Common Stock as of March 1, 2011, 83,620,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (December 21, 2010) (the “Accrual Period” as also defined in Item 3), which is 430,130,173).  See Item 3.
‡ Pursuant to the terms of the Series B Certificate, the holders of Series B Stock shall be entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period (or other applicable date, as the case may be) of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period.  Thus, the voting power of Thomas H. Lee Parallel (DT) Fund VI, L.P. would be 27,453,949 votes or 5.3% of the combined voting power of the Series B Stock and Common Stock voting together as a single class.  This Schedule 13D reflects the accrual of dividends, in accordance with the Series B Certificate and the Series B-1 Certificate, from March 25, 2008 through the end of Accrual Period.  See Item 3 and Item 4.

CUSIP No. Common Stock – 60935Y109	(Page 7 of 25)

13D
1.		NAME OF REPORTING PERSONS THL Equity Fund VI Investors (MoneyGram), LLC±
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER*‡ 560,430
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 560,430
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*‡ 560,430
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *†‡ 0.1%
14.		TYPE OF REPORTING PERSON PN
± This entity was converted from THL Equity Fund VI Investors (MoneyGram), L.P. on April 2, 2008.
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 513,750,695 (which is calculated by adding the number of outstanding shares of Common Stock as of March 1, 2011, 83,620,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (December 21, 2010) (the “Accrual Period” as also defined in Item 3), which is 430,130,173).  See Item 3.
‡ Pursuant to the terms of the Series B Certificate, the holders of Series B Stock shall be entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period (or other applicable date, as the case may be) of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period.  Thus, the voting power of THL Equity Fund VI Investors (MoneyGram), LLC would be 868,950 votes or 0.2% of the combined voting power of the Series B Stock and Common Stock voting together as a single class.  This Schedule 13D reflects the accrual of dividends, in accordance with the Series B Certificate and the Series B-1 Certificate, from March 25, 2008 through the end of Accrual Period.  See Item 3 and Item 4.

CUSIP No. Common Stock – 60935Y109	(Page 8 of 25)

13D
1.		NAME OF REPORTING PERSONS THL Coinvestment Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER*‡ 427,596
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 427,596
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*‡ 427,596
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *†‡ 0.1%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 513,750,695 (which is calculated by adding the number of outstanding shares of Common Stock as of March 1, 2011, 83,620,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (December 21, 2010) (the “Accrual Period” as also defined in Item 3), which is 430,130,173).  See Item 3.
‡ Pursuant to the terms of the Series B Certificate, the holders of Series B Stock shall be entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period (or other applicable date, as the case may be) of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period.  Thus, the voting power of THL Coinvestment Partners, L.P. would be 662,990 votes or 0.1% of the combined voting power of the Series B Stock and Common Stock voting together as a single class.  This Schedule 13D reflects the accrual of dividends, in accordance with the Series B Certificate and the Series B-1 Certificate, from March 25, 2008 through the end of Accrual Period.  See Item 3 and Item 4.

CUSIP No. Common Stock – 60935Y109	(Page 9 of 25)

13D
1.		NAME OF REPORTING PERSONS THL Operating Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER*‡ 526,804
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 526,804
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*‡ 526,804
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *†‡ 0.1%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 513,750,695 (which is calculated by adding the number of outstanding shares of Common Stock as of March 1, 2011, 83,620,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (December 21, 2010) (the “Accrual Period” as also defined in Item 3), which is 430,130,173).  See Item 3.
‡ Pursuant to the terms of the Series B Certificate, the holders of Series B Stock shall be entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period (or other applicable date, as the case may be) of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period.  Thus, the voting power of THL Operating Partners, L.P. would be 816,812 votes or 0.2% of the combined voting power of the Series B Stock and Common Stock voting together as a single class.  This Schedule 13D reflects the accrual of dividends, in accordance with the Series B Certificate and the Series B-1 Certificate, from March 25, 2008 through the end of Accrual Period.  See Item 3 and Item 4.

CUSIP No. Common Stock – 60935Y109	(Page 10 of 25)

13D
1.		NAME OF REPORTING PERSONS Putnam Investments Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER*‡ 763,713
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 763,713
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*‡ 763,713
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*†‡ 0.1%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 513,750,695 (which is calculated by adding the number of outstanding shares of Common Stock as of March 1, 2011, 83,620,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (December 21, 2010) (the “Accrual Period” as also defined in Item 3), which is 430,130,173).  See Item 3.
‡ Pursuant to the terms of the Series B Certificate, the holders of Series B Stock shall be entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period (or other applicable date, as the case may be) of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period.  Thus, the voting power of Putnam Investments Holdings, LLC would be 1,184,141 votes or 0.2% of the combined voting power of the Series B Stock and Common Stock voting together as a single class.  This Schedule 13D reflects the accrual of dividends, in accordance with the Series B Certificate and the Series B-1 Certificate, from March 25, 2008 through the end of Accrual Period.  See Item 3 and Item 4.

CUSIP No. Common Stock – 60935Y109	(Page 11 of 25)

13D
1.		NAME OF REPORTING PERSONS Great-West Investors L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER*‡ 1,527,724
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 1,527,724
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*‡ 1,527,724
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *†‡ 0.3%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 513,750,695 (which is calculated by adding the number of outstanding shares of Common Stock as of March 1, 2010, 83,620,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (December 21, 2010) (the “Accrual Period” as also defined in Item 3), which is 430,130,173).  See Item 3.
‡ Pursuant to the terms of the Series B Certificate, the holders of Series B Stock shall be entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period (or other applicable date, as the case may be) of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period.  Thus, the voting power of Great-West Investors L.P. would be 2,368,744 votes or 0.5% of the combined voting power of the Series B Stock and Common Stock voting together as a single class.  This Schedule 13D reflects the accrual of dividends, in accordance with the Series B Certificate and the Series B-1 Certificate, from March 25, 2008 through the end of Accrual Period.  See Item 3 and Item 4.

CUSIP No. Common Stock – 60935Y109	(Page 12 of 25)

13D
1.		NAME OF REPORTING PERSONS Putnam Investments Employees’ Securities Company III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER*‡ 763,713
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER*‡ 763,713
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 763,713
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *†‡ 0.1%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Thomas H. Lee Partners, L.P. could convert, and the denominator of 513,750,695 (which is calculated by adding the number of outstanding shares of Common Stock as of March 1, 2011, 83,620,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (December 21, 2010) (the “Accrual Period” as also defined in Item 3), which is 430,130,173.  See Item 3.
‡ Pursuant to the terms of the Series B Certificate, the holders of Series B Stock shall be entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period (or other applicable date, as the case may be) of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period.  Thus, the voting power of Putnam Investments Employees’ Securities Company III LLC would be 1,184,141 votes or 0.2% of the combined voting power of the Series B Stock and Common Stock voting together as a single class.  This Schedule 13D reflects the accrual of dividends, in accordance with the Series B Certificate and the Series B-1 Certificate, from March 25, 2008 through the end of Accrual Period.  See Item 3 and Item 4.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008 (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 1.  Security and Issuer

Item 1 of the Schedule 13D is hereby amended by replacing each of Silver Point Capital Fund, L.P. (“Silver Point Capital”) and Silver Point Capital Offshore Fund, Ltd. (“Silver Point Offshore”) with SPCP Group, LLC, which now holds all 10,000 shares of Series B Stock previously held by Silver Point Capital and Silver Point Offshore as a result of a permitted transfer effective December 2, 2009.  All references to Silver Point in this Amendment 1 shall refer to SPCP Group, LLC.
Item 1 of the Schedule 13D is hereby amended by adding the following:

On December 2, 2009, Silver Point Capital Fund, Silver Point Offshore, SPCP Group, LLC, a Delaware limited liability company (“SPCP”), certain affiliates of SPCP and the THL Investors entered into agreements in connection with the transfer of 10,000 shares of Series B Stock from Silver Point Capital Fund and Silver Point Offshore to SPCP, including (i) a letter agreement effecting such transfer of Series B Stock attached hereto as Exhibit 7.16 and incorporated herein by reference (the “2009 Letter Agreement”), (ii) a joinder agreement to the Amended and Restated Shareholders’ Agreement (a copy of which was filed as Exhibit 7.02 to the Schedule 13D) attached hereto as Exhibit 7.17 and incorporated herein by reference (the “2009 SHA Joinder”) and (iii) a letter agreement transferring the rights of Silver Point Capital Fund and Silver Point Offshore under the Registration Rights Agreement (a copy of which was filed as Exhibit 7.03 to the Schedule 13D) to SPCP attached hereto as Exhibit 7.18 and incorporated herein by reference (the “2009 RRA Letter Agreement” and, together with the 2009 Letter Agreement and the 2009 SHA Joinder, the “2009 Transfer Agreements”).  The descriptions of the 2009 Transfer Agreements in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to such agreements which are included as exhibits hereto and incorporated by reference herein.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

The Recapitalization (as defined in Item 4) will not involve the Reporting Persons’ use of any funds or other consideration other than the conversion of Series B Stock.

The number of shares of Common Stock of each Reporting Person set forth on the cover pages hereto reflect the fact that the Independent Directors (as defined in the Purchase Agreement, a copy of which is filed as Exhibit 7.01 to the Schedule 13D and incorporated herein by reference) elected to accrue dividends on the Series B Stock and Series B-1 Stock for each quarter for which shares of such Series B Stock and Series B-1 Stock were outstanding concluded prior to date hereof (the “Accrual Period”), the most recent of which ended December 21, 2010 pursuant to the terms of the Series B Certificate and the Series B-1 Certificate.  Such accruals have without any action of any Reporting Person increased the number of shares of Common Stock into which the Series B Stock are convertible pursuant to the terms of the Series B Certificate. Such accrual did not involve the Reporting Persons’ use of any funds or other consideration.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately prior to the paragraph beginning “Each of the Reporting Persons reserves the right”:

On March 7, 2011, the Company and the Investors entered into a recapitalization agreement (the “Recapitalization Agreement”) in order to facilitate the simplification of the capital structure of the Company and for other good and valid business reasons.  The Recapitalization Agreement is attached hereto as Exhibit 7.15 and is incorporated herein by reference.  Pursuant to the Recapitalization Agreement, subject to the terms and conditions therein, (i) the holders of Series B Stock (including the Reporting Persons) will convert all of the shares of Series B Stock into Common Stock in accordance with the Series B Certificate, (ii) the GS Investors will convert all of the shares of Series B-1 Stock into Series D Stock in accordance with the Series B-1 Certificate, (iii) the Series D Certificate will be amended, (iv) the dividends on the Series B Stock and Series B-1 Stock with respect to the quarterly dividend period in which the closing of the transactions contemplated by the Recapitalization Agreement takes place (through and including the date of the closing of the Recapitalization (the “Closing Date”)) will be paid in cash at a rate of 12.5%, and (v) as an inducement to the Investors to effect such conversions in accordance with the Series B Certificate and the Series B-1 Certificate and to forgo the rights to liquidation preferences and future dividends provided for in the Series B Certificate and the Series B-1 Certificate, as applicable, the Company will pay the Investors additional consideration in the form of cash and issue to the Investors additional shares of Common Stock or Series D Preferred Stock (such additional shares, the “Additional Shares”), as applicable (collectively, the “Recapitalization”).  The Recapitalization Agreement and the Recapitalization did or may result in one or more of the actions specified in clauses (a) – (j) of Item 4 of Schedule 13D, including without limitation a change to the capitalization or dividend policy of the Company.

As set forth in the Recapitalization Agreement, the consummation of the transactions contemplated by the Recapitalization Agreement is subject to the satisfaction (or waiver by the Company or the GS Investors and the holders of 97% (in certain instances 100%) of the Series B Stock, as applicable) of certain conditions, including without limitation, (i) the accuracy of representations and warranties of the Company and the Investors, respectively, as of the Closing Date, (ii) the Company’s and the Investors’ respective performance and compliance in all material respects with all agreements, covenants and conditions contained in the Recapitalization Agreement required to be performed or complied with by the Company and the Investors, respectively, (iii) the absence of any order, decree or ruling issued by, or action commenced before, a governmental authority prohibiting the consummation of the transactions contemplated by the Recapitalization Agreement or that could reasonably be expected to prevent or result in substantial damages with respect to, the consummation of the transactions contemplated by the Recapitalization Agreement, (iv) receipt of all required governmental approvals, including any regulatory approvals and necessary third party consents and the board of directors of the Company shall not have withdrawn or changed its recommendation that the stockholders of the Company vote in favor of the Recapitalization and (v) receipt of (A) approval of the holders of a majority of all outstanding voting stock of the Company, voting as a single class, present in person or by proxy at a meeting of the stockholders of the Company (the “Stockholder Meeting”) and (B) approval of the transactions contemplated by the Recapitalization Agreement by the holders of a majority of all outstanding voting stock of the Company (excluding any stock held by the Investors) at the Stockholder Meeting, (vi) each other Investor shall have consummated, or will consummate, the actions required to consummate the transactions contemplated by the Recapitalization Agreement such that at least 97% of the Series B Stock and 100% of the Series B-1 Stock will be converted on the Closing Date, (vii) the absence of any event, development, circumstance or occurrence since the execution of the Recapitalization Agreement that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole, and (viii) the Company’s delivery of a signature page evidencing the amendment to the Registration Rights Agreement by and among the THL Investors, the GS Investors and the Company.  In addition, the shares of Common Stock issued pursuant to the Recapitalization Agreement, including the shares of Common Stock issuable upon conversion of the Series D Stock, shall be duly listed and admitted and authorized for trading, subject to official notice of issuance, on the New York Stock Exchange.  The Company shall have filed a pre-effective amendment to its registration statement (the “Registration Statement”) on Form S-3 to include the Additional Shares, and the shares of Common Stock into which any Additional Shares may be converted, in the Registration Statement.  Lastly, the consummation of the transactions contemplated by the Recapitalization Agreement is subject to receipt by the Company of financing in an amount and on terms no less favorable to the Company than as set forth in the Recapitalization Agreement.

In the event the Closing Date is before June 24, 2011, pursuant to the Recapitalization Agreement, the Reporting Persons will receive an aggregate of 308,245,653 shares of Common Stock and $137,969,598 in cash and 12.5% cash dividends payable with respect to the Series B Stock held by the Reporting Persons for the quarterly dividend period including the Closing Date.  In the event the Closing Date is on or after June 24, 2011, pursuant to the Recapitalization Agreement, the Reporting Persons will receive an aggregate of 316,872,243 shares of Common Stock and $137,969,598 in cash and 12.5% cash dividends payable with respect to the Series B Stock held by the Reporting Persons for the quarterly dividend period including the Closing Date.

The description of the Recapitalization Agreement in this Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to such Recapitalization Agreement, which is included as Exhibit 7.15 hereto and incorporated by reference herein.

Item 5.  Interest in Securities of the Company.

Item 5 (a) – (b) is hereby amended and restated in its entirety with the following:

(a) – (b)

The response to Item 4 is incorporated herein by reference.  The Company represented and warranted to the parties to the Purchase Agreement that, as of March 1, 2011, there were 83,620,522 shares of Common Stock outstanding.  As of the date hereof, the Reporting Persons collectively own 485,000 shares (98%) of Series B Stock, which as of (i) March 25, 2008, subject to certain limitations, are convertible into 194,000,000 shares of Common Stock and (ii) December 21, 2010, the end of the Accrual Period, are convertible into 271,808,644.  The other 10,000 shares of Series B Stock are held by Silver Point.  The holders of Series B Stock are entitled to the Series B Voting Power.  As described above, as dividends on the Series B Stock and Series B-1 Stock accrue, the Series B Voting Power will increase.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership, except: (1) Advisors does not disclaim beneficial ownership of shares held by the THL Coinvest Entities, (2) Advisors VI does not disclaim beneficial ownership of shares held by Equity Fund, Parallel Fund, DT Fund and Fund VI (MG), (3) Putnam Holdings does not disclaim beneficial ownership of shares held by Putnam, and (4) Great-West does not disclaim beneficial ownership of shares held by Putnam and Putnam Holdings.

As disclosed in the cover pages hereto, the holders of Series B Stock shall be entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period (the “Series B Voting Rights”).

Equity Fund has direct beneficial ownership of 267,106.397 shares, or approximately 54.0% of the Series B Stock, and pursuant to the proxy powers granted to Equity Fund over the Series B Stock held by Silver Point in the Silver Point Letter Agreement, may be deemed to have an indirect beneficial ownership of 10,000 shares, or 2.0% of the Series B Stock, which shares in total are convertible into 155,298,792 shares of Common Stock.  As of the end of the Accrual Period taking into account accrued dividends through such date, this would represent a 30.2% ownership interest, or a 46.9% voting interest based on the Series B Voting Rights.  Equity Fund may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Series B Stock.  Equity Fund disclaims beneficial ownership of the stock held by Silver Point.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Equity Fund, the Reporting Persons or any of their respective affiliates are the beneficial owners of any of the stock beneficially owned by Silver Point for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Parallel Fund has direct beneficial ownership of 180,870.241 shares, or 36.5% of the Series B Stock, which are convertible into 101,365,144 shares of Common Stock.  As of the end of the Accrual Period taking into account accrued dividends through such date, this would represent a 19.7% ownership interest, or a 30.6% voting interest based on the Series B Voting Rights.  Parallel Fund may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Series B Stock.

DT Fund has direct beneficial ownership of 31,594.4 shares, or 6.4% of the Series B Stock, which are convertible into 17,706,456 shares of the Common Stock.  As of the end of the Accrual Period taking into account accrued dividends through such date, this would represent a 3.5% ownership interest, or a 5.3% voting interest based on the Series B Voting Rights.  DT Fund may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Series B Stock.

Fund VI (MG) has direct beneficial ownership of 1,000 shares, or 0.2% of the Series B Stock, which are convertible into 560,430 shares of the Common Stock.  As of the end of the Accrual Period taking into account accrued dividends through such date, this would represent a 0.1% ownership interest, or a 0.2% voting interest based on the Series B Voting Rights.  Fund VI (MG) may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Series B Stock.

Coinvestment Fund has direct beneficial ownership of 762.978 shares, or 0.2% of the Series B Stock, which are convertible into 427,596 shares of the Common Stock.  As of the end of the Accrual Period taking into account accrued dividends through such date, this would represent a 0.1% ownership interest, or a 0.1% voting interest based on the Series B Voting Rights.  Coinvestment Fund may be deemed to share with Advisors voting and dispositive power with respect to such Series B Stock.

Operating Partners has direct beneficial ownership of 940 shares, or 0.2% of the Series B Stock, which are convertible into 526,804 shares of the Common Stock.  As of the end of the Accrual Period taking into account accrued dividends through such date, this would represent a 0.1% ownership interest, or a 0.2% voting interest based on the Series B Voting Rights.  Operating Partners may be deemed to share with Advisors voting and dispositive power with respect to such Series B Stock.

Putnam has direct beneficial ownership of 1,362.727 shares, or 0.3% of the Series B Stock, which are convertible into 763,713 shares of the Common Stock.  As of the end of the Accrual Period taking into account accrued dividends through such date, this would represent a 0.1% ownership interest, or a 0.2% voting interest based on the Series B Voting Rights.  Putnam may be deemed to share with Putnam Holdings, Great-West and Advisors voting and dispositive power with respect to such Series B Stock.

Putnam Holdings, as the managing member of Putnam, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 1,362.727 shares, or 0.3% of the Series B Stock, which are convertible into 763,713 shares of the Common Stock.  As of the end of the Accrual Period taking into account accrued dividends through such date, this would represent a 0.1% ownership interest, or a 0.2% voting interest based on the Series B Voting Rights.  Putnam Holdings may be deemed to share with Great-West and Advisors voting and dispositive power with respect to such Series B Stock.

Great-West has direct beneficial ownership of 1,363.257 shares, or 0.3% of the Series B Stock, and indirectly controls Putnam Holdings, so has indirect beneficial ownership of 1,362.727 shares, or 0.3% of the Series B Stock, which shares in total are convertible into 1,527,724 shares of the Common Stock.  As of the end of the Accrual Period taking into account accrued dividends through such date, this would represent a 0.3% ownership interest, or a 0.5% voting interest based on the Series B Voting Rights.  Great-West may be deemed to share with Advisors voting and dispositive power with respect to such Series B Stock.

Advisors VI, as the general partner of the Funds and Fund VI (MG), may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 490,571.038 shares, or 99.1% of the Series B Stock, which are convertible into 274,930,822 shares of the Common Stock.  As of the end of the Accrual Period taking into account accrued dividends through such date, this would represent a 53.5% ownership interest, or a 83.0% voting interest based on the Series B Voting Rights.  Advisors VI may be deemed to share with Advisors voting and dispositive power with respect to such Series B.

Advisors, as (1) the general partner of the sole member of Advisors VI, (2) the general partner of the general partner of Coinvestment Fund and Operating Partners, and (3) pursuant to the terms of the Fourth Amended and Restated Limited Partnership Agreement of Thomas H. Lee Equity Fund VI, L.P., which requires Great-West to dispose of its shares of stock pro rata with the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 495,000 shares, or 100% of the Series B Stock, which shares in total are convertible into 277,412,946 shares of the Common Stock.  As of the end of the Accrual Period taking into account accrued dividends through such date, this would represent a 54.0% ownership interest, or a 83.7% voting interest in the combined voting power of the Series B Stock and Common Stock voting together as a single class.

Pursuant to the 2009 Letter Agreement, SPCP has appointed Equity Fund as proxy, with the full power of substitution and authorized Equity Fund to vote all of its shares of Series B Stock acquired pursuant to the 2009 Letter Agreement and any shares into which such shares are converted (the “Transferred Shares”), in such manner as the other Series B Stock, and any shares into which such shares are converted, held by the THL Funds are voted (the “Proxy”).  Additionally, pursuant to the 2009 Letter Agreement, SPCP and the THL Funds have agreed that SCPC may not sell or transfer any Transferred Shares unless the THL Funds sell or transfer any Series B Stock or common shares into which such shares are converted to an unaffiliated third party, in which case, SCPC shall sell or transfer, in the same transaction and on the same terms and conditions, a number of Transferred Shares equal to the number of shares being sold or transferred by the THL Funds multiplied by the Applicable Percentage (the “Co-Exit Rights”).

Concurrently with entry into the Recapitalization Agreement, SCPC and the THL Investors entered into a letter agreement attached hereto as Exhibit 7.19 and incorporated by reference herein (the “Amendment Letter”) amending the terms of the 2009 Letter Agreement in part to terminate the provisions relating to the Proxy and the Co-Exit Rights following the nine (9) month anniversary of the Closing Date.  The Amendment Letter will terminate if the Recapitalization Agreement is terminated prior to the Closing Date.

As a result of the matters described in Item 4 above and Item 6 below, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Goldman Sachs and Silver Point.  The Reporting Persons disclaim beneficial ownership of the stock held by Goldman Sachs.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by Goldman Sachs for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first sentence of Item 6 is hereby replaced with the following:

The responses to Items 1, 3, 4 and 5 are incorporated herein by reference, as amended.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

EXHIBIT 7.15

Recapitalization Agreement, by and among the Company and the Investors, dated as of March 7, 2011.

EXHIBIT 7.16

Letter Agreement, by and among Silver Point Capital, Silver Point Offshore, SPCP Group, LLC and the THL Investors, dated as of December 2, 2009.

EXHIBIT 7.17

Joinder Agreement to the Amended and Restated Shareholders’ Agreement (incorporated by reference to Exhibit 7.02 to the Schedule 13D), by and among the THL Investors, Silver Point Capital, Silver Point Offshore, SPCP Group, LLC and certain other parties thereto, dated as of December 2, 2009.

EXHIBIT 7.18

Letter Agreement, by and among the THL Investors, Silver Point Capital, Silver Point Offshore, SPCP Group, LLC and certain other parties thereto, dated as of December 2, 2009.

EXHIBIT 7.19

Letter Agreement, by and among the THL Investors and SPCP, dated as of March 7, 2011, amending the terms of the 2009 Letter Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 8, 2011
THOMAS H. LEE ADVISORS, LLC

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

THL EQUITY ADVISORS VI, LLC

By:	THOMAS H. LEE PARTNERS, L.P. its general partner
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P. By: THL EQUITY ADVISORS VI, LLC, its general partner By: THOMAS H. LEE PARTNERS, L.P., its sole member By: THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

[Signature Page to 13D/A]

THOMAS H. LEE PARALLEL FUND VI, L.P. By: THL EQUITY ADVISORS VI, LLC, its general partner By: THOMAS H. LEE PARTNERS, L.P., its sole member By: THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P. By: THL EQUITY ADVISORS VI, LLC, its general partner By: THOMAS H. LEE PARTNERS, L.P., its sole member By: THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

THL EQUITY FUND VI INVESTORS
(MONEYGRAM), LLC

By: THL EQUITY ADVISORS VI, LLC, its general
partner
By: THOMAS H. LEE PARTNERS, L.P., its sole member
By: THOMAS H. LEE ADVISORS, LLC, its general
partner

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

[Signature Page to 13D/A]

THL COINVESTMENT PARTNERS, L.P.

By:	THOMAS H. LEE PARTNERS, L.P. its general partner
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

THL OPERATING PARTNERS, L.P.

By:	THOMAS H. LEE PARTNERS, L.P. its general partner
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

[Signature Page to 13D/A]

GREAT-WEST INVESTORS L.P.

By	THOMAS H. LEE ADVISORS, LLC its attorney-in-fact

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY III LLC

By	PUTNAM INVESTMENTS HOLDINGS, LLC its managing member
By	PUTNAM INVESTMENTS, LLC its managing member
By	THOMAS H. LEE ADVISORS, LLC its attorney-in-fact

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

PUTNAM INVESTMENTS HOLDINGS, LLC

By	PUTNAM INVESTMENTS, LLC its managing member
By	THOMAS H. LEE ADVISORS, LLC its attorney-in-fact

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

[Signature Page to 13D/A]